Exhibit (h)(12)

February 10, 2014

Natixis Funds Trust II

399 Boylston Street

Boston, MA 02116

Re: Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

Loomis, Sayles & Company, L.P. (“Loomis Sayles”) notifies you that it will waive its management fee and, to the extent necessary, bear other expenses of the Loomis Sayles Emerging Markets Opportunities Fund (the “Fund”) through March 31, 2015 to the extent that the total annual fund operating expenses of each class of the Fund, exclusive of acquired fund fees and expenses, brokerage, interest, taxes, and organizational and extraordinary expenses, such as litigation and indemnification expenses, would exceed the following annual rates:

Name of Fund	Expense Cap
February 10, 2014 through March 31, 2015:
Loomis Sayles Emerging Markets	1.25% for Class A shares
Opportunities Fund[1]	2.00% for Class C shares
0.95% for Class N shares
1.00% for Class Y shares

[1]	The expense caps account for advisory fees payable to Loomis Sayles. NGAM Advisors, L.P. (“NGAM Advisors”) will bear a portion of the waiver at the actual percent of the fee paid to NGAM Advisors (“Support Services Fee”) divided by the management fee earned by Loomis Sayles.

With respect to the Fund, subject to applicable legal requirements, Loomis Sayles shall be permitted to recover expenses it has borne subsequent to the effective date of this agreement (whether through reduction of its management fee or otherwise) in later periods to the extent that a Fund’s expenses fall below the annual rates set forth above. Provided, however, that Fund is then not obligated to pay any such deferred fees more than one year after the end of the fiscal year in which the fee was deferred.

Exhibit (h)(12)

During the period covered by this agreement, the expense cap arrangement set forth above for the Fund may only be modified by a majority vote of the “non-interested” Trustees of the Natixis Funds Trust II.

For purposes of determining any such waiver or expense reimbursement, expenses of the class of the Fund shall not reflect the application of balance credits made available by the Fund’s custodian or arrangements under which broker-dealers that execute portfolio transactions for the Fund’s agree to bear some portion of Fund expenses.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statement on Form N-1A for the Fund with the Securities and Exchange Commission, in accruing each Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

Loomis, Sayles & Company, L.P.

By:	/s/ Lauren Pitalis
Name:	Lauren Pitalis
Title:	Vice President

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